EXHIBIT 99.1

Shell plc Third Quarter 2026 Interim Dividend

London, October 29, 2026 − The Board of Shell plc (the “Company”) (XLON: SHEL, XNYS: SHEL, XAMS: SHELL) today announced an interim dividend in respect of the third quarter of 2026 of US$ 0.3906 per ordinary share.

Details relating to the third quarter 2026 interim dividend

Per ordinary share (GB00BP6MXD84)	Q3 2026
Shell Shares (US$)	0.3906

Shareholders will be able to elect to receive their dividends in US dollars, euros or pounds sterling.

An alternative ‘Electronic Election Entitlement’ (‘EEE’) process is available in CREST for dividends with options elections.

Absent any valid election to the contrary, persons holding their ordinary shares through Euroclear Nederland will receive their dividends in euros.

Absent any valid election to the contrary, shareholders (both holding in certificated and uncertificated form (CREST members)) and persons holding their shares through the Shell Corporate Nominee will receive their dividends in pounds sterling.

The pound sterling and euro equivalent dividend payments will be announced on December 7, 2026.

Per ADS (US7802593050)	Q3 2026
Shell ADSs (US$)	0.7812

Cash dividends on American Depositary Shares (“ADSs”) will be paid, by default, in US dollars.

Each ADS represents two ordinary shares. ADSs are evidenced by an American Depositary Receipt (“ADR”) certificate. In many cases the terms ADR and ADS are used interchangeably.

Dividend timetable for the third quarter 2026 interim dividend

Event	Date
Announcement date	October 29, 2026
Ex- Dividend Date for ADSs	November 13, 2026
Ex- Dividend Date for ordinary shares	November 12, 2026
Record date	November 13, 2026
Closing date for currency election (see Note below)	November 27, 2026
Pound sterling and euro equivalents announcement date	December 7, 2026
Payment date	December 21, 2026

Note

The closing time for the dividend currency election is 11:00am GMT on November 27, 2026. A different currency election date / time may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

If you are uncertain as to the tax treatment of any dividends you should consult your tax advisor.

Dividend Reinvestment Programmes (“DRIP”)

The following organisations offer Dividend Reinvestment Plans (“DRIPs”) which enable the Company’s shareholders to elect to have their dividend payments used to purchase the Company’s shares:

  Equiniti Financial Services Limited (“EFSL”), for those holding shares (a) directly on the register as certificate holder or as CREST Member and (b) via the Shell Corporate Nominee;
  ABN-AMRO NV (“ABN”) for Financial Intermediaries holding shares via Euroclear Nederland;
  JPMorgan Chase Bank, N.A. (“JPM”) for holders of ADSs; and
  Other DRIPs may also be available from the intermediary through which investors hold their shares and ADSs.

These DRIP offerors provide their DRIPs fully on their account and not on behalf of the Company. Interested parties should contact the relevant DRIP offeror directly.

More information can be found at https://www.shell.com/drip

To be eligible to participate in the DRIPs for the next dividend, shareholders must make a valid dividend reinvestment election before the published date for the close of elections.

Enquiries
Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Cautionary Note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions, including (without limitation) those concerning Shell’s strategy and operating plans, macroeconomic conditions, future energy demand, supply and product mix, commodity prices, demand for Shell’s products, production results and reserve estimates, development, execution and management of projects, energy transition and climate change, management of safety and environmental risks, costs, cash capital expenditures, technology advancements, legislative, judicial, fiscal and regulatory developments, regional conflicts and trading conditions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, 29 October 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

Shell’s net carbon intensity and net-zero emissions target
In this announcement we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our combined Scope 1 and 2 target, NCI target and our oil products ambition over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

The information provided above regarding Shell’s NCI and net zero emissions target are not intended, nor should they be construed as introducing, suggesting or making any claim, target or representation thereof other than what is included in the announcement.

Forward-Looking non-GAAP measures
This announcement may contain certain forward-looking non-GAAP measures such as free cash flow and underlying operating expenses. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.  These forward-looking non-GAAP measures are provided to assist readers in understanding management’s use and expectations of such measures and may not be appropriate for other purposes.

The contents of websites referred to in this announcement do not form part of this announcement.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.